Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen 518000

The People’s Republic of China

August 26, 2024

VIA EDGAR

Ms. Christine Dietz

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xunlei Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed on April 23, 2024 (File No. 001-35224)

Dear Ms. Dietz and Ms. Chen,

The Company has received the letter dated August 12, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2023 (the “2023 Form 20-F”) and the Company’s correspondence filed with the Commission on June 20, 2024. The Company respectfully submits to the Staff to request an extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the Letter as soon as possible, no later than September 10, 2024.

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at zhounaijiang@xunlei.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name: Naijiang (Eric) Zhou
Title: Chief Financial Officer

cc:	Jinbo Li, Chairman of the Board and Chief Executive Officer, Xunlei Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP